Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 1, 2023

Re:	StartEngine Crowdfunding, Inc.
Post-Qualification Amendment to Form 1-A
Filed February 13, 2023
File No. 024-11806

To Whom It May Concern:

On behalf of StartEngine Crowdfunding, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on Friday, March 3, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Howard Marks

Howard Marks

CEO

StartEngine Crowdfunding, Inc.